Exhibit 99.5

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Resin Systems Inc.

We consent to the use of our audit report dated March 30, 2006, on the consolidated balance sheets of Resin Systems Inc. (the “Company”) as at December 31, 2005 and 2004, and the consolidated statements of loss, deficit and cash flows for the years then ended, and our Comments by Auditors for US Readers on Canada – US Reporting Differences dated March 30, 2006 which are included in this Annual Report on Form 40-F of the Company for the year ended December 31, 2005.

(signed) “KPMG LLP”

Chartered Accountants

Calgary, Canada

March 30, 2006